SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter submitted to the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) regarding financial statements approved by the Board in the meeting of July 26, 2007.

Telefónica de Argentina S.A.

Item 1

Buenos Aires, July 26th, 2007
Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Relevant Fact Notice
Accounting data as of June 30, 2007

Dear Sir,

Telefónica de Argentina S.A. (“the “Company”) is writing to you in order to inform that, for inclusion in the consolidated accounting data of our indirect controlling company, Telefónica S.A., organized in the Kingdom of Spain, the Company’s Board approved in the meeting of July 26, 2007, in advance, certain summarized non-audited accounting data, contained in the following summary of the balance sheet, statement of income, and statement of changes in the shareholders’ equity as of June 30, 2007 and for the six-month period completed thereon.

The amounts are denominated in million Argentine pesos according to the rules approved by the Comisión Nacional de Valores [Argentine SEC].

By August 10, 2007, the Company’s Board will approve the complete Financial Statements as of June 30 2007 and for the six-month period completed thereon according to section 63 of the Stock Exchange Regulations and section 1, Chapter 23 of Resolution No. 368/01 of the Comisión Nacional de Valores.

Therefore, the final results and balance sheet will cover events following the date of approval of said complete financial statements. The Company does not assume any obligation to update the data included herein due to events occurring following the date hereof and until the accounting data is approved as per the above paragraph.

Non-audited summarized balance sheet	30-Jun-07

Assets
Current Assets	1.179
Non Current Assets	5.314
Net assets for discontinued business	5
Total Assets	6.498

Liabilities
Current Liabilities	2.147
Non Current Liabilities	2.132
Total Liabilities	4.279
Total Shareholders’ Equity	2.219
Total Liabilities and Shareholders’ Equity	6.498

Telefónica de Argentina S.A.

Non-audited Summarized Statement of Income	30-Jun-07

Sales	2.018
Operating, administrative and selling expenses	(1.635)
Other net expenses	(80)
Financial performance -net	(173)
Net profit of period before income tax	130
Income Tax	(40)
Net profit of period	90

Statement of Changes in Shareholders' Equity

	Owners’ Contribution			Accrued Results			Total
	Capital Stock
Items	Par Value	Integral capital stock adjustment	Total	Legal Reserve	Reserve for future dividend	Retained earnings
Balances as of December 31, 2006	698	1.209	1.907	-	-	222	2.129

Allocation of retained earnings as resolved by the General Regular and Special Meeting of Shareholders dated April 24, 2007	-	-	-	11	211	(222)	-

Net profit of six-month period ended as of June 30, 2007	-	-	-	-	-	90	90
Balances as of June 30, 2007	698	1.209	1.907	11	211	90	2.219

Yours sincerely,

Pablo Llauró	Claudia Ferreyra
Attorney	Attorney

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	July 26, 2007	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel